April 9, 2021

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE: Mutual Fund Series Trust, File No. 333-253447

Ladies and Gentlemen:

On February 24, 2021, Mutual Fund Series Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”). The staff of the Securities and Exchange Commission (the “Commission”) provided comments to the N-14 on March 22, 2021, to which the Registrant responded and provided an amended N-14 on April 9, 2021.

Pursuant to Rule 461 under the 1933 Act, Registrant and Northern Lights Distributors, LLC, the Registrant’s distributor, hereby request that the Commission accelerate the effective date of the N-14 to April 13, 2021, or the earliest practicable date thereafter.

If you have any questions concerning this request please contact JoAnn Strasser at (614) 469-3265 or Philip Sineneng at (614) 469-3217.

Northern Lights Distributors, LLC Mutual Fund Series Trust

By: /s/ Kevin Guerette Name: Kevin Guerette Title: President	By: /s/ Jennifer Bailey Name: Jennifer Bailey Title: Secretary